PACIFIC RIM
MINING CORP.
#410 – 625 Howe Street
Vancouver, B.C., Canada V6C 2T6

Telephone: (604)-689-1976
Facsimile: (604)-689-1978

April 18, 2005

Securities and Exchange Commission	VIA FASCIMILE AND MAIL
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs and Mesdames:

Re:	Pacific Rim Mining Corp. File No. 001-13812
Form 20-F filed August 18, 2004

We are in receipt of your letter dated April 1, 2005 and respond to your comments using the same numbering as set out therein.

Accounting Comments

General

1.	For financial statement purposes the Company is a continuation of Dayton. Dayton Mining Corporation and Pacific Rim Mining Corp. amalgamated effective April 11, 2002. The amalgamation was accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. The amalgamated company continues with the name of Pacific Rim Mining Corp. and files under the Dayton commission file number. The amalgamation was disclosed on Form 6-K submitted to the SEC.

Financial Statements, page 74

Report of Independent Registered Public Accounting Firm, page F-3

2.	Upon amalgamation, the year end was changed to April 30 from December 31 and the decision was made to use Staley Okada (old Pacific Rim’s auditors) instead of Dayton’s auditors, Pricewaterhousecoopers. The omission of the separate report for the December 31, 2001, in the subject 20F was an oversight.

We are concurrently filing an Amendment to the 20F on EDGAR to .

Engineering Comments

Resources, Pages 22-24

3.	Your comments have been noted. Future filings will include the Cautionary Note, as requested, before the appropriate tables.

4.	Your comments have been noted and future filings will disclose the requested information if applicable. As disclosed on pages 36 and 37 of the 20F, the Andacollo Mine in Chile was closed in 2000 and has been the subject of a creditors agreement since 2001. The full-time staff remaining carried out the closure plan which is now substantially completed.

5.	Your comments have been noted. In future filings the cutoff grades used to delimit the tonnage estimates will be disclosed together with an analysis to substantiate the cutoff grades used were based on reasonable economic assumptions. If the resource estimates are not based on economic cutoffs they will not be included.

6.	We have noted your comments and will revise definitions in future filings.

7.	We have noted your comments and the recommended cautionary language will be used on our website and in our press releases to accompany any references to reserve measures other than those recognized by the SEC.

Closing Comments

Your letter was copied to the Company’s President, CEO, Corporate Secretary, Vice President of Investor Relations and the Chairman of the Audit Committee as well as the Company’s legal counsel and auditors. The Company’s filings go through many reviews to ensure disclosures made are accurate and adequate.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further comments. If you have no further comments please advise and we will proceed with filing the amendment.

Yours very truly,
PACIFIC RIM MINING CORP.

F. John Norman
Chief Financial Officer
c.c. AMEX
c.c. Thomas C. Shrake, CEO
             c.c. Catherine McLeod-Seltzer, President
             c.c. Auditors
             c.c. Kenneth Sam
             c.c. David Fagin, Chair Audit Committee